Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2025

HAMILTON, Bermuda, November 5, 2025 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and nine months ended September 30, 2025.

Highlights and Recent Activity

●	Reported Adjusted earnings of $12.6 million and net income attributable to common stockholders of $12.1 million for the three months ended September 30, 2025, or $0.31 Adjusted earnings per basic and diluted share, compared to Adjusted earnings and net income attributable to common stockholders of $23.3 million, or $0.55 Adjusted earnings per basic and diluted share for the three months ended September 30, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	Reported Adjusted earnings of $27.2 million and net income attributable to common stockholders of $26.7 million for the nine months ended September 30, 2025, or $0.67 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $109.3 million and net income attributable to common stockholders of $123.5 million, or $2.62 Adjusted earnings per basic share and $2.60 Adjusted earnings per diluted share for the nine months ended September 30, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.) The major driver of the variance between Adjusted earnings and net income attributable to common stockholders for the nine months ended September 30, 2024, was a $12.3 million gain from the sale of the Ardmore Seafarer in April 2024.
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on November 5, 2025, of $0.10 per common share for the quarter ended September 30, 2025. The dividend will be paid on December 12, 2025, to all shareholders of record on November 28, 2025.
●	MR tankers earned an average spot TCE rate of $24,697 per day for the three months ended September 30, 2025. Chemical tankers earned an average spot TCE rate of $22,611 per day for the three months ended September 30, 2025. Based on approximately 40% of total revenue days currently fixed for the fourth quarter of 2025, the average spot TCE rate is approximately $24,900 per day for MR tankers; based on approximately 35% of revenue days fixed for the fourth quarter of 2025, the average spot TCE rate for chemical tankers is approximately $22,200 per day.
●	On October 31, 2025, the Company fully redeemed all outstanding shares of its Series A Preferred Stock, for $30.6 million.

●	While primarily trading its fleet in the spot market, the Company recently committed one of its 2014-built MRs on a two-year time charter at $21,250 per day to a top-tier oil major.

●	Deliveries of the previously announced acquisitions of three modern, high-quality, Korean-built MR tankers, totaling $103.9 million, were completed during the quarter ended September 30, 2025. The acquisitions were financed by cash on hand and bank debt, maintaining a modest leverage level and lowering average fleet age.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Earnings have increased throughout the third quarter and into the fourth, driven by record volumes of refined product on the water. During the quarter, Ardmore took delivery of three modern MR tankers, opportunistically acquired at attractive prices. Now fully integrated into our fleet, these vessels are capturing strong spot markets, increase the company’s long-term earnings power and provide compelling fuel savings. In addition, we are further enhancing the value of our trading book through high-quality multi-year charter contracts with top-tier counterparties. In line with our transparent capital allocation policy, we have also fully redeemed our outstanding preferred shares while declaring our twelfth consecutive dividend.

Freight markets have remained strong, driven by long-term sectoral trends and healthy refining margins. Sanctions enforcement, continued trade shifts and dislocation due to geopolitical events are adding additional momentum, against the backdrop of an already tight global supply and demand balance. Ardmore continues to dynamically navigate these markets, guided by strong governance, enabled by its high performing operating platform and a robust balance sheet.”

Summary of Recent and Third Quarter 2025 Events

Fleet

Fleet Operations and Employment

As of September 30, 2025, the Company had 27 vessels in operation (including two chartered-in vessels), consisting of 21 MR tankers (19 owned Eco-Design and two chartered-in Eco-Mod) ranging in size from 45,000 deadweight tons (“dwt”) to 50,200 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 50,200 dwt)

Below is a summary of the average daily MR Tanker spot TCE rates earned during the third quarter of 2025 and thus far in the fourth quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the fourth quarter:

	3Q 2025 Average Daily TCE	4Q 2025 As of November 5, 2025
		TCE	% Fixed
MR Eco-Design	$25,538	$24,500	40%
MR Eco-Mod	$19,350	$42,500	40%
MR Combined	$24,697	$24,900	40%

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker spot TCE rates earned during the third quarter of 2025 and thus far in the fourth quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the fourth quarter:

	3Q 2025 Average Daily TCE	4Q 2025 As of November 5, 2025
		TCE	% Fixed
Chemical Tankers	$22,611	$22,200	35%

Drydocking

The Company had 83 drydocking days in the third quarter of 2025. The Company is currently scheduled to have approximately 92 drydocking days in the fourth quarter of 2025.

Preferred Stock Redemption

On October 31, 2025, the Company fully redeemed all outstanding shares of its Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share.

Fleet

During the quarter ended September 30, 3025, the Company took delivery of the previously announced acquisitions of three modern, high-quality, Korean-built MR tankers, totaling $103.9 million. The vessel acquisitions were financed by cash on hand and bank debt, maintaining a modest leverage level and lowering average fleet age.

While primarily trading its fleet in the spot market, the Company recently committed one of its 2014-built MRs on a two-year time charter at $21,250 per day to a top-tier oil major.

Financing

In July 2025, the Company closed a $350 million revolving credit facility with top-tier banks, secured by 20 of its owned vessels. The facility is priced at SOFR plus a margin of 1.80% and matures in 2031. The bank group in the revolving credit facility is comprised of Nordea Bank, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank, and Danske Bank A/S.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on November 5, 2025 of $0.10 per common share for the quarter ended September 30, 2025. The dividend will be paid on December 12, 2025, to all shareholders of record on November 28, 2025.

Geopolitical Conflicts

The ongoing Russia-Ukraine conflict has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. This conflict has contributed to increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas conflict in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates, and expenses. Continuing instability or any further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended September 30, 2025 and 2024

The Company reported net income attributable to common stockholders of $12.1 million for the three months ended September 30, 2025, or $0.30 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $23.3 million, or $0.55 earnings per basic and diluted share for the three months ended September 30, 2024.

Results for the Nine Months Ended September 30, 2025 and 2024

The Company reported net income attributable to common stockholders of $26.7 million for the nine months ended September 30, 2025, or $0.66 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $123.5 million, or $2.96 earnings per basic share and $2.93 earnings per diluted share for the nine months ended September 30, 2024.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2025 and 2024

Revenue. Revenue for the three months ended September 30, 2025 was $81.2 million, a decrease of $14.9 million from $96.1 million for the three months ended September 30, 2024.

The Company’s average number of operating vessels was 26.8 for the three months ended September 30, 2025, a slight increase from 26.0 for the three months ended September 30, 2024.

The Company had 1,938 spot revenue days for the three months ended September 30, 2025, as compared to 2,279 for the three months ended September 30, 2024. The Company had 22 vessels employed directly in the spot market as of September 30, 2025, as compared to 25 vessels as of September 30, 2024. The decrease in spot revenue days resulted in a decrease in revenue of $14.0 million for the three months ended September 30, 2025, as compared to the three months ended September 30, 2024. Decreases in spot rates during the three months ended September 30, 2025 resulted in a decrease in revenue of $5.6 million.

The Company had four product tankers and one chemical tanker employed under time charters as of September 30, 2025, as compared to one product tanker as of September 30, 2024. There were 378 revenue days derived from time charters for the three months ended September 30, 2025, as compared to 92 revenue days for the three months ended September 30, 2024. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $4.7 million for the three months ended September 30, 2025.

Voyage Expenses. Voyage expenses were $28.5 million for the three months ended September 30, 2025, a decrease of $6.1 million from $34.6 million for the three months ended September 30, 2024. The decrease is primarily due to a reduction in bunker costs.

TCE Rate. The average TCE rate for the Company’s fleet was $23,475 per day for the three months ended September 30, 2025, a decrease of $3,153 per day from $26,628 per day for the three months ended September 30, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $16.4 million for the three months ended September 30, 2025, an increase of $2.5 million from $14.0 million for the three months ended September 30, 2024. The increase reflects the timing of vessel operating expenses between quarters and is also partly attributable to the addition of three vessels to the Company’s fleet during the three months ended September 30, 2025. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $4.6 million for the three months ended September 30, 2025, a decrease of $1.3 million from $5.9 million for the three months ended September 30, 2024. This decrease is a result of two chartered-in vessels redelivered at the end of their charter periods during the three months ended September 30, 2025. Total charter hire expense for the three months ended September 30, 2025 was comprised of an operating expense component of $2.4 million and a vessel lease expense component of $2.2 million (September 30, 2024: $3.1 million and $2.8 million, respectively).

Depreciation. Depreciation expense for the three months ended September 30, 2025 was $8.8 million, an increase of $1.0 million from $7.8 million for the three months ended September 30, 2024. This increase is primarily attributable to the addition of three vessels to the Company’s fleet during the third quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2025 was $1.6 million, an increase of $0.6 million from $1.0 million for the three months ended September 30, 2024 due to increased drydocking activity compared to the previous period. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2025 were $5.3 million, a decrease of $1.0 million from $6.3 million for the three months ended September 30, 2024. The decrease primarily reflects one-time expenses related to the Company’s leadership transition during the three months ended September 30, 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2025 were $1.1 million, generally consistent with $1.2 million for the three months ended September 30, 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2025 were $1.7 million, an increase of $0.6 million from $1.1 million for the three months ended September 30, 2024. The increase was due to drawdowns made on the Company’s revolving credit facilities to finance the purchase of three MR tankers during the three months ended September 30, 2025.

Amortization of deferred finance fees for the three months ended September 30, 2025 was $0.2 million, consistent with $0.3 million for the three months ended September 30, 2024.

Loss on Extinguishment of Debt. The Company recorded a loss on extinguishment of debt of $0.5 million during the three months ended September 30, 2025. Loss on extinguishment of debt relates to the partial write-off of deferred finance fees associated with the Company’s previous revolving credit facility. The Company recorded no gain or loss on extinguishment of debt during the three months ended September 30, 2024.

Liquidity

As of September 30, 2025, the Company had $296.0 million in liquidity available, with cash and cash equivalents of $47.1 million (December 31, 2024: $47.0 million) and amounts available and undrawn under its revolving credit facilities of $248.9 million (December 31, 2024: $196.4 million).

Conference Call

The Company plans to host a conference call on November 5, 2025, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended September 30, 2025. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or +1-646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 12, 2025 at 888-660-6345 or 646-517-4150. Enter the passcode 96494 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,200 deadweight tons. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	47,057	46,988
Receivables, net of allowance for bad debts of $1.4 million (2024: $1.9 million)	53,570	60,871
Prepaid expenses and other assets	3,175	4,298
Advances and deposits	2,368	3,084
Inventories	10,005	11,308
Total current assets	116,175	126,549

Non-current assets
Investments and other assets, net	5,038	5,236
Vessels and vessel equipment, net	643,122	545,594
Deferred drydock expenditures, net	26,406	14,252
Advances for vessel equipment	1,958	4,845
Deferred finance fees, net	5,144	2,746
Operating lease, right-of-use asset	1,969	5,577
Total non-current assets	683,637	578,250

TOTAL ASSETS	799,812	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	5,223	6,070
Accrued expenses and other liabilities	19,477	18,313
Deferred revenue	655	482
Current portion of operating lease obligations	669	4,965
Total current liabilities	26,024	29,830

Non-current liabilities
Non-current portion of long-term debt	116,143	38,796
Non-current portion of operating lease obligations	1,424	476
Other non-current liabilities	273	273
Total non-current liabilities	117,840	39,545

TOTAL LIABILITIES	143,864	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	27,782
Total redeemable preferred stock	27,782	27,782

Stockholders’ equity
Common stock	443	440
Additional paid in capital	477,718	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	183,529	164,914
Total stockholders’ equity	628,166	607,642

Total redeemable preferred stock and stockholders’ equity	655,948	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	799,812	704,799

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except per share and share data	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue, net	81,245	96,118	227,287	323,745

Voyage expenses	(28,465)	(34,574)	(84,674)	(99,842)
Vessel operating expenses	(16,425)	(13,970)	(47,046)	(45,114)
Time charter-in
Operating expense component	(2,373)	(3,082)	(8,395)	(8,812)
Vessel lease expense component	(2,183)	(2,835)	(7,725)	(8,109)
Depreciation	(8,755)	(7,833)	(24,308)	(22,414)
Amortization of deferred drydock expenditures	(1,621)	(997)	(3,799)	(2,692)
General and administrative expenses
Corporate	(5,265)	(6,274)	(15,046)	(16,648)
Commercial and chartering	(1,089)	(1,212)	(3,577)	(3,296)
Unrealized losses on derivatives	—	(26)	—	(26)
Interest expense and finance costs	(1,744)	(1,103)	(3,721)	(5,673)
Loss on extinguishment of debt	(469)	—	(469)	—
Gain on extinguishment of finance leases	—	—	—	1,432
Interest income	188	226	603	1,382
Gain on vessel sold	—	—	—	12,322

Income before taxes	13,044	24,438	29,130	126,255

Income tax	(137)	(74)	(202)	(203)
(Loss) / gain from equity method investments	(121)	(220)	(288)	19

Net Income	12,786	24,144	28,640	126,071

Preferred dividends	(643)	(857)	(1,907)	(2,552)

Net Income attributable to common stockholders	12,143	23,287	26,733	123,519

Earnings per share, basic	0.30	0.55	0.66	2.96
Earnings per share, diluted	0.30	0.55	0.66	2.93

Adjusted earnings (1)	12,612	23,287	27,202	109,264
Adjusted earnings per share, basic	0.31	0.55	0.67	2.62
Adjusted earnings per share, diluted	0.31	0.55	0.67	2.60

Weighted average number of shares outstanding, basic	40,694,411	42,135,165	40,599,862	41,663,882
Weighted average number of shares outstanding, diluted	40,712,341	42,362,193	40,740,174	42,096,610

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	28,640	126,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,308	22,414
Amortization of deferred drydock expenditures	3,799	2,692
Share-based compensation	1,908	3,596
Gain on vessel sold	—	(12,322)
Amortization of deferred finance fees	783	862
Loss on extinguishment of debt	469	—
Gain on extinguishment of finance leases	—	(1,432)
Unrealized losses on derivatives	—	26
Operating lease ROU - lease liability, net	260	88
Loss / (profit) from equity method investments	288	(19)
Deferred drydock payments	(12,484)	(5,796)
Changes in operating assets and liabilities:
Receivables	7,298	(8,846)
Prepaid expenses and other assets	1,123	446
Advances and deposits	717	2,273
Inventories	1,304	983
Accounts payable	(2,631)	5,234
Accrued expenses and other liabilities	(521)	(1,247)
Deferred revenue	173	2,445
Net cash provided by operating activities	55,434	137,468

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	26,829
Payments for acquisition of vessels and vessel equipment, including deposits	(113,416)	(58,056)
Advances for vessel equipment	(5,366)	—
Payments for other non-current assets	(257)	(304)
Proceeds from equity investments	—	1,650
Net cash (used in) investing activities	(119,039)	(29,881)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	152,493	68,385
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(78,796)	(91,194)
Repayments of finance leases	—	(42,262)
Payment of common share dividends	(8,116)	(37,517)
Payment of preferred share dividends	(1,907)	(2,552)
Net cash provided by / (used in) financing activities	63,674	(106,818)

Net increase in cash and cash equivalents	69	769

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the period	47,057	47,574

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	25,445	34,171	60,824	141,924
Adjusted EBITDAR (1)	27,628	37,006	68,549	150,033

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	25,538	28,481	23,422	35,623

Fleet TCE per day (2)	23,475	26,628	22,219	32,821

Fleet operating expenses per day (3)	6,918	6,860	6,970	6,785
Technical management fees per day (4)	493	—	517	472
	7,411	6,860	7,487	7,257

MR Eco-Design Tankers
Spot TCE per day (2)	25,538	28,481	23,422	35,623
Vessel operating expenses per day (5)	7,455	6,816	7,570	7,214

MR Eco-Mod Tankers
Spot TCE per day (2)	19,350	25,726	20,605	34,140
Vessel operating expenses per day (5)(6)	—	—	—	6,085

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
Spot TCE per day (2)	22,611	21,604	20,149	25,604
Vessel operating expenses per day (5)	7,282	7,029	7,259	7,440

FLEET
Average number of operating vessels	26.8	26.0	26.3	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees are fees paid to Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer in April 2024, the Company no longer owns MR Eco-Mod tankers; as a result, the Company had no vessel operating expenses for the third quarter of 2025 with respect to owned MR Eco-Mod tankers. The MR Eco-Mod TCE per day for the third quarter of 2025 is derived from the Company’s two time-chartered-in vessels.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Number of Vessels in Operation (at period end)(2)	27	26	27	26

CO2 Emissions Generated in Metric Tons	89,124	103,847	379,632	421,812
Distance Travelled (Nautical Miles)	334,716	371,867	1,399,980	1,520,781
Fuel Consumed in Metric Tons	28,419	33,091	121,186	134,168

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tons	335	562	2,186	3,457
% of Total Fuel Consumed	1.18%	1.70%	1.80%	2.58%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.00g / tm	6.24g / tm	6.09g / tm	6.17g / tm
MR Eco-Design	5.74g / tm	5.80g / tm	5.81g / tm	5.86g / tm
MR Eco-Mod	5.74g / tm	6.22g / tm	5.80g / tm	5.88g / tm
Chemical	7.24g / tm	8.48g / tm	7.57g / tm	8.27g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.05g / tm	8.39g / tm	7.26g / tm	7.68g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	11.60g / ctm	12.38g / ctm	12.34g / ctm	12.44g / ctm
MR Eco-Design	11.44g / ctm	11.51g / ctm	12.02g / ctm	11.71g / ctm
MR Eco-Mod	10.29g / ctm	14.34g / ctm	12.37g / ctm	13.25g / ctm
Chemical	13.08g / ctm	14.78g / ctm	13.56g / ctm	14.51g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	12.73g / ctm	14.62g / ctm	13.00g / ctm	13.47g / ctm

Wind Strength (% greater than 4 on BF)	45.78%	46.34%	47.52%	46.69%
% Idle Time(6)	2.53%	3.51%	2.79%	2.72%

tm = ton-mile
ctm = cargo ton-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period decreased by 10.0% from 421,812 metric tons to 379,632 metric tons of CO2, primarily due to a decrease in distance travelled, as a result of a significantly higher number of drydocking days. Fleet EEOI for the trailing 12-month period decreased to 12.34 g / ctm from 12.44 g / ctm, primarily due to the decrease in ton-miles, while AER for the same period decreased to 6.09 g / tm from 6.17 g / tm primarily due to the decrease in distance travelled. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.

AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tons per kilometer as opposed to CO2 in tons per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) cargo carried in tons multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended September 30, 2025, the Company recognized total charter hire expense of $4.6 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.2 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $2.4 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on the Company’s consolidated statement of operations, and is not added back in its calculation of EBITDA. The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in Ardmore’s industry report under IFRS; the Company therefore uses EBITDAR and Adjusted EBITDAR as tools to compare its valuation with the valuation of these other companies in its industry. The Company does not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. The Company presents below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to the Company’s in-chartering of vessels that is necessary to operate its business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended September 30, 2025, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
In thousands of U.S. Dollars
Net income	12,786	24,144	28,640	126,071
Interest income	(188)	(226)	(603)	(1,382)
Interest expense and finance costs	1,744	1,103	3,721	5,673
Income tax	137	74	202	203
Depreciation	8,755	7,833	24,308	22,414
Amortization of deferred drydock expenditures	1,621	997	3,799	2,692
EBITDA	24,855	33,925	60,067	155,671
Gain on vessel sold	—	—	—	(12,322)
Loss on extinguishment of debt	469	—	469	—
Gain on extinguishment of finance leases	—	—	—	(1,432)
Unrealized losses on derivatives	—	26	—	26
Gain on sale of e1 Marine LLC	—	(501)	—	(501)
Loss from equity method investments	121	721	288	482
ADJUSTED EBITDA	25,445	34,171	60,824	141,924
Plus: Vessel lease expense component	2,183	2,835	7,725	8,109
ADJUSTED EBITDAR	27,628	37,006	68,549	150,033

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	12,143	23,287	26,733	123,519
Gain on vessel sold	—	—	—	(12,322)
Loss on extinguishment of debt	469	—	469	—
Gain on extinguishment of finance leases	—	—	—	(1,432)
Extinguishment of preferred stock	—	—	—	—
Impairment of equity method investment	—	—	—	—
Gain on sale of e1 Marine LLC	—	—	—	(501)
Adjusted earnings	12,612	23,287	27,202	109,264

Adjusted earnings per share, basic	0.31	0.55	0.67	2.62
Adjusted earnings per share, diluted	0.31	0.55	0.67	2.60

Weighted average number of shares outstanding, basic	40,694,411	42,135,165	40,599,862	41,663,882
Weighted average number of shares outstanding, diluted	40,712,341	42,362,193	40,740,174	42,096,610

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			September 30, 2025
In thousands of U.S. Dollars except per share data
Adjusted earnings			12,612
Unrealized gains			—
Adjusted earnings for purposes of dividend calculation			12,612

Dividend to be paid			4,204
Dividend Per Share (DPS)			0.10

Number of shares outstanding as of November 5, 2025			40,697,657

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effects of tariffs, and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the Israel-Hamas conflict and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected drydocking days; trends and improvements in the Company’s performance as measured by energy efficiency and emission-reduction metrics; expectations regarding the benefits of vessel upgrades; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the fourth quarter of 2025 in the spot market; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com